SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2014

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	2013 Announcement of Annual Results, dated March 20, 2014	A-1

2.1	Announcement in Relation to the Proposed Adoption of New Articles of Association, dated March 20, 2014	B-1

3.1	Announcement in Relation to the Closure of Register of Members and the Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprises in Respect of the Proposed 2013 Final Dividend, dated March 20, 2014	C-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: March 21, 2014	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

2013 ANNOUNCEMENT OF ANNUAL RESULTS

•	Operating revenue [1] was RMB630.2 billion, up 8.3%, of which, revenue from telecommunications services was RMB590.8 billion, up 5.4%

•	EBITDA was RMB240.4 billion, down 5.2%

•	Profit attributable to equity shareholders was RMB121.7 billion, down 5.9%

•	Total customers reached 767 million, up 8.0%

•

Proposed final dividend of HK$1.615 per share, together with an interim dividend of HK$1.696 per share already paid, total dividend for 2013 amounting to HK$3.311 per share, representing a dividend payout ratio of 43%

CHAIRMAN’S STATEMENT

Dear Shareholders,

As a crucial year of transformation, 2013 brought new opportunities for the Group, underpinned by China’s steady economic growth, the government’s promotion of information consumption, and the issuance of 4G license. We also faced a number of challenges, including the further accelerated substitution effect of Over The Top (OTT) products on the traditional communications business, and a more saturated traditional communications market with fiercer competition, all of which added to the Group’s operational pressure. Aligned with the developing trends of mobile Internet, the Group made every effort to engage in strategic transformation, reform and innovation and healthy development, by enhancing its capabilities in network, marketing, management and human resources, fostering business redeployment and innovation, and speeding up its development transformation and structural adjustments. As a result, the Group sustained steady progress in its operations and development while maintaining stable performance.

[1]

Prior to 2013, the sales of products were incidental to the Group’s telecommunications services. In 2013, the Group’s sales of products have become more than incidental as a result of business development and accordingly, the Group presents the revenue from sales of products and related cost of products sold separately and the comparative figures have been presented on the same basis. Such change in presentation had no impact on reported profit or net assets for any of the periods presented.

Financial Results

In 2013, the Group’s operating revenue maintained stable growth, reaching RMB630.2 billion, up 8.3% over last year, of which, revenue from telecommunications services was RMB590.8 billion, up 5.4% over last year. Data business had a positive growth momentum with revenue of RMB206.9 billion, up 24.4% over last year, and as a percentage of revenue from telecommunications services increased to 35.0%, of which, revenue from wireless data traffic reached RMB108.2 billion, up 58.6% over last year. The revenue structure was further optimized, showing the positive results of our business transformation in the mobile Internet age. The Group modestly increased its investment in infrastructure resources in order to provide better support for the explosive growth in data traffic, satisfy our business expansion needs, and build up core competitiveness, which resulted in a decrease of profitability, however the Group continued to lead the industry in terms of profitability. Profit attributable to equity shareholders decreased by 5.9% over last year to RMB121.7 billion, and the margin of profit attributable to equity shareholders2 was 19.3%. EBITDA decreased by 5.2% over last year to RMB240.4 billion, and EBITDA margin3 was 38.2%.

Business Development

Amidst complex and intense competition, the Group accurately identified developing industry trends and took timely action. We further optimized our revenue structure by pooling resources to promote the development of the three major drivers of our operations, namely, existing customers and business, data traffic and corporate customer services. The launch of our commercial brand “and!”, the implementation of centralized e-channels and the active expansion of new business have provided strong support for our market development. The Group deepened its relationship with existing customers and maintained a continuous level of business with middle-to-high-end customers. The Group maintained the advantage of scale with its customer base reaching 767 million. The Group steadily increased its market share in 3G services with a net growth of 104 million customers. The Group achieved notable progress in data traffic operations with strong growth. Revenue of wireless data traffic contributed to 18.3% of telecommunications services revenue, becoming a major driver of revenue growth. Corporate customer services maintained favorable growth momentum, with corporate customer dedicated-lines reaching 1.34 million, and revenue from the communications and informationalization services for corporate customers increased by over 31%.

[2]	In 2013, before the Group presented the revenue from sales of products and the related cost of products sold separately, margin of profit attributable to equity shareholders was 20.6%.
[3]	In 2013, before the Group presented the revenue from sales of products and the related cost of products sold separately, EBITDA margin was 40.7%.

In 2013, the Group achieved significant breakthroughs in devices sales. We have seen substantial growth in devices cooperation partners, continuous expansion of sales channels, and an increasing number of devices models, including launching mobile phones under our own brand, to provide customers with higher quality devices with greater diversity. Sales of TD-SCDMA mobile phones significantly increased to 150 million, effectively boosting the growth of 3G customers.

By adhering to its mantra of “Quality is the lifeline for any telecommunications company” and “Customers are our priority, quality service is our principle”, the Group continued to enhance quality and improve services. Voice quality remained high with continuous improvement and we further enhanced our basic services by establishing a full service guarantee system that allows customers to access our services throughout our network. Also, we further optimized our tariff system and expanded e-channels to provide services. Customer satisfaction was greatly improved. At the same time, we did our utmost to protect customer rights and strengthen information security. We centralized our management of issues related to online complaints, junk messages and prank phone calls, and maintained the lowest rate of escalated complaints within the industry.

Pioneering 4G Service

It was particularly encouraging for the Group to be granted a 4G (TD-LTE) license in December 2013. The Group has thus taken the lead in launching its 4G commercial services in 16 cities in China, which has been positively received by its customers. The Group signed a long-term cooperation agreement with Apple Inc. and successfully introduced iPhone models that support TD-LTE and TD-SCDMA. The scale of TD-LTE’s internationalization and commercialization expanded rapidly. By February 2014, Global TD-LTE Initiative (GTI) had 100 operator members and 73 manufacturer partners, and there were 29 TD-LTE commercial networks. The Group is determined to spare no effort to build a superior 4G network, aiming to become the world’s largest 4G network with 500,000 base stations that will essentially deliver continuous coverage in all cities, urban areas of counties and key villages by the end of 2014. The Group will also proactively push forward VoLTE live network testing to realize commercialization of VoLTE by the end of this year, hence solidifying its first mover advantage.

Strategic Transformation

In response to the exponential growth in mobile Internet, which brought forward fiercer competition across the industry and an era driven by data traffic operation, the Group accelerated its efforts in strategic transformation and capacity enhancement to maintain and create its competitive advantages.

We have deepened the development of our Four-Network Coordination and continued our efforts in network construction and optimization, to accelerate the transition from voice to data business. We further explored the capacity of 2G (GSM) network while preserving our advantages in both network coverage and voice quality. We significantly enhanced our 3G (TD-SCDMA) network carrying capacity and ensured continuous outdoor coverage in cities and central areas of counties and effective coverage in village hotspots. The Group carefully planned its WLAN construction to achieve better data traffic divergence. We further optimized our network traffic carrying structure and realized significant data traffic migration from our 2G network to 3G and WLAN networks. We vigorously promoted the construction of our 4G (TD-LTE) network, building up our capability and experience for nation-wide operations.

Incorporating the characteristics and advantages of mobile operators and the Internet, the Group is shifting its business development focus from the communications business to the mobile Internet business and information consumption. The Group accelerated its development of IMS and ICT services for corporate customers, satisfying their needs in communication and informationalization. We further expanded Internet TV services and home network gateways for family customers and improved high-quality cloud services for individual customers. We further promoted the portal functions of MM, Lingxi, Fetion and Wireless City, and enhanced the integration and distribution of proprietary featured services. Upon building up smart pipes, the Group will continue to utilize its advantages to create open platforms, specialty services and friendly interfaces, and enter into win-win arrangements with more cooperating partners to achieve greater value.

The Group continued to accumulate infrastructure resources while improving fundamental network abilities to provide solid support for the transition from mobile communications operations to innovative full service operations. We further improved our cable transmission capacity, accessibility of corporate customer dedicated-lines, as well as the ability to introduce Internet content and adjust internet traffic. By the end of 2013, the Internet traffic on-net rate was 91%. With fixed-line business licensing authorized in December 2013, the Group has become a full-service operator. By adhering to our principles of high standards, product differentiation, and with a focus on investment returns, we are devoted to developing our transmission network, public Internet and broadband network. We will leverage the advantage of our 4G network and develop wireless broadband access to speed up the formation of second- mover advantage in the full-service.

Reform and Innovation

We pushed forward reform and innovation by building our organization structure, management model and supporting mechanism in line with our strategy of productivity development. To support our strategic transformation, we actively explored best practices in centralized management, operational specialization, market-oriented mechanisms, the building of a flat organization and the standardization of processes.

The Group gradually built up its professional operations capacity in devices sales, international business, corporate customer business and Internet of Things (IOT). We improved our network capability in our international business, and launched international voice roaming and data products with a clearer and simpler tariff structure in order to lower customer’s costs, further improving customer perception. We further promoted the corporate customer business. Revenues from IDC and corporate customer dedicated-lines grew dramatically. We also accelerated the construction of an IOT platform, released “Vehicle Guard” proprietary devices and various communication modules, and concluded the development of the first IOT special chip.

The Group further deepened centralized management to take full advantage of its scale. We steadily promoted the construction of centralized infrastructure for our data centers, call centers and R&D centers. The Group also started building a procurement sharing service center, and established a unified electronic system for procurement to promote transparency in the procurement bidding and tendering process. Our International Information Harbor and five major logistic centers have been put into operation while our Southern Base expanded its function.

We continued to improve our ability to manage the Group in a more scientific and refined manner in order to reduce cost and enhance efficiency. We vigorously promoted scientific innovation and optimized our research process to enhance organic growth and core competitive advantages. We led the industry in terms of standardization and patent products. The Group actively explored a quantified performance-based compensation system and human resource management to stimulate organizational vitality.

Corporate Governance

Abiding by corporate governance principles of integrity, transparency, openness and efficiency, the Company ensured best corporate governance practices by strictly following the listing rules and requirements. We continued to improve our legal risk management system, and thereby strengthened the legal support for our innovative developments and organizational reform. We further improved our internal audit and control by monitoring key operational hotspots and continuing to strengthen supervision of key areas and segments such as tenders, procurement and the cooperation business to establish and improve our risk control system. Meanwhile, the Group also focused on development quality and efficiency by actively seeking to increase income and reduce expenditure, to ensure the healthy operation of the business.

Corporate Social Responsibility

The Group attaches great importance to corporate social responsibility. In 2013, the Group actively contributed to the provision of emergency communications services, network and information safety, energy saving and emissions reduction, and social welfare support. When natural disasters and emergencies occurred, we initiated contingency plans in the first instance to roll out efficient telecommunication repairs to guarantee the availability of our services in those areas. We further deepened the “Green Action Plan” to enhance energy saving and emissions reduction, realizing a reduction in power consumption per unit of business by 23% in 2013. Through our China Mobile Charity Foundation, we continued our efforts in philanthropic activities such as poverty reduction and education support, fulfilling the responsibility of a corporate citizen. By the end of 2013, we had sponsored surgeries for 1,341 children in poverty with congenital heart disease and training for 59,000 secondary and elementary school principals in central and western rural China. We made donations to build 1,910 libraries and 880 multimedia classrooms.

Awards and Recognition

In 2013, our ranking in Forbes Magazine’s “Global 2000” List improved from 31st to 29th, and once again, we were listed among the “FT Global 500”, ranking number 14. The China Mobile brand was named one of the “BRANDZTM Top 100 Most Powerful Brands” by Millward Brown and Financial Times for the eighth consecutive year, ranking 10th among all companies considered and 1st among all Chinese brands. Our brand value increased by 18% compared to last year. The Group has been included in the Dow Jones Sustainability Index for the 6th year. In 2013, Moody’s and Standard & Poor’s kept our corporate credit ratings equivalent to China’s sovereign credit ratings, which are Aa3/Outlook Stable and AA-/Outlook Stable, respectively.

Dividends

In view of the Group’s operating results in 2013, and taking into consideration its long-term future development, the Board recommends payment of a final dividend of HK$1.615 per share for the financial year ended 31 December 2013. This is in accordance with the dividend payout ratio of 43% planned for the full financial year of 2013. This, together with the interim dividend of HK$1.696 per share that was paid in 2013, amounts to an aggregate dividend payment of HK$3.311 per share for the full financial year of 2013.

In 2014, taking into consideration various relevant factors such as the Group’s overall financial condition, cash flow generating capability and future sustainable development needs, the Company’s planned dividend payout ratio for the full year of 2014 will be 43%.

The Board believes that the Company’s industry-leading profitability and healthy cash flow generating capability will be able to provide sufficient support to its future development, while providing shareholders with a favorable return.

Future Outlook

Looking ahead to 2014, the Chinese government has set the general direction for steady domestic economic growth, and encourages the development of strategic emerging industry sectors, information consumption, and the integration of industrialization and informatization. These will provide us with a favorable environment. The information industry is in a period of continuous technological innovation, with the emergence of new businesses, the formation of new industry landscapes and the accelerated popularization of smart devices. The large scale commercialization of 4G has officially ushered in the mobile Internet age, which is characterized by smart devices, wireless broadband and cloud computation. The communications operators have entered into a period of data traffic operations, where the increase in data traffic will become the most important driver of growth. This has provided us with greater opportunities and broader room for development, and enables us to remain optimistic in the mid-to-long term development prospects. We face challenges brought about by an accelerated substitution effect in the traditional communications business by Internet services, fiercer competition among traditional operators, and increasing integration of the upstream and downstream business along the industry chain, all of which has put considerable pressure on the Group’s value growth. The government is adopting policy adjustments in relation to inter-connection settlement, mobile business resale and expansion of the mobile number portability trial, which will also affect the development of the Group.

Facing such opportunities and challenges, we will actively explore the industry landscape by following trends in the mobile Internet age and confidently focusing on our strategic vision of “Mobile Changes Life”. We will accelerate our transformation by deepening the development of Four-Network Coordination, actively expanding mobile Internet and innovatively promoting full-service operations. We will strengthen our reform efforts and reinforce our organizational structure, incentive mechanism, management model and supporting system. We will achieve this by improving top-level design, promoting process optimization and implementing a project management model, to form the momentum needed for strategic transformation. We will vigorously push forward the development of 4G service. We will provide a high quality network with wide coverage to ensure high-speed Internet connection for customers regardless of their location. We will lower 4G user threshold by achieving global compatibility, economy of scale production and lower cost of devices. We will build new business access in the mobile Internet era through a unified communications service with the features of New Call, New Messaging, New Contacts. We will push forward with the transition of business development from voice to data, maintaining and creating competitive advantages, to pursue the healthy development of the Group in the 4G era.

We will look for appropriate external investment opportunities in an active but cautious manner, and strive to broaden our presence in the market to support the transformation and development of the Group.

We will persevere as always and strive to create value for investors.

Xi Guohua

Chairman

20 March 2014, Hong Kong

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2013.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2013

(Expressed in Renminbi (“RMB”))

	Note	2013 Million	2012 Million
Operating revenue (Turnover)	4
Revenue from telecommunications services		590,811	560,413
Revenue from sales of products and others		39,366	21,422

		630,177	581,835

Operating expenses
Leased lines		18,727	9,909
Interconnection		25,998	25,140
Depreciation		104,699	100,848
Personnel		34,376	31,256
Selling expenses		91,834	80,232
Cost of products sold		61,363	41,448
Other operating expenses	5	157,531	140,272

		494,528	429,105

Profit from operations		135,649	152,730
Non-operating net income		910	615
Interest income		15,289	12,661
Finance costs		(331)	(390)
Share of profit of associates		7,062	5,685
Share of loss of a joint venture		–	(1)

Profit before taxation		158,579	171,300
Taxation	6	(36,776)	(41,919)

PROFIT FOR THE YEAR		121,803	129,381
Other comprehensive loss for the year that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of overseas entities		(172)	(6)
Share of other comprehensive loss of associates		(767)	(16)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		120,864	129,359

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

for the year ended 31 December 2013

(Expressed in RMB)

	Note		2013 Million	2012 Million
Profit attributable to:
Equity shareholders of the Company			121,692	129,274
Non-controlling interests			111	107

PROFIT FOR THE YEAR			121,803	129,381

Total comprehensive income attributable to:
Equity shareholders of the Company			120,754	129,252
Non-controlling interests			110	107

TOTAL COMPREHENSIVE INCOME FOR THE YEAR			120,864	129,359

Earnings per share – Basic	7	(a)	RMB6.05	RMB6.43

Earnings per share – Diluted	7	(b)	RMB5.98	RMB6.36

EBITDA (RMB million)[1]			240,426	253,646

Details of dividends to equity of shareholders of the Company are set out in note 8.

[1]

The Company defines EBITDA as profit for the year before taxation, share of loss of a joint venture, share of profit of associates, finance costs, interest income, non-operating net income, depreciation and amortization of other intangible assets.

CONSOLIDATED BALANCE SHEET

as at 31 December 2013

(Expressed in RMB)

	Note	As at 31 December 2013 Million	As at 31 December 2012 Million
Non-current assets
Property, plant and equipment		479,227	430,509
Construction in progress		85,000	55,507
Land lease prepayments and other prepayments		19,735	14,244
Goodwill		36,894	36,894
Other intangible assets		1,063	924
Interest in associates		53,940	48,343
Interest in a joint venture		–	6
Deferred tax assets		17,401	13,544
Restricted bank deposits		6,816	5,418
Other financial assets		127	127

		700,203	605,516

Current assets
Inventories		9,152	7,195
Accounts receivable	9	13,907	11,722
Other receivables		11,649	8,605
Prepayments and other current assets		11,832	15,913
Amount due from ultimate holding company		94	102
Tax recoverable		647	153
Bank deposits		374,977	331,997
Cash and cash equivalents		44,931	70,906

		467,189	446,593

Current liabilities
Accounts payable	10	173,157	123,896
Bills payable		1,360	1,159
Deferred revenue		61,789	57,988
Accrued expenses and other payables		125,811	103,774
Amount due to ultimate holding company		22	39
Amount due to immediate holding company		–	16
Obligations under finance leases		68	68
Current taxation		8,706	10,856

		370,913	297,796

Net current assets		96,276	148,797

Total assets less current liabilities carried forward		796,479	754,313

CONSOLIDATED BALANCE SHEET (CONTINUED)

as at 31 December 2013

(Expressed in RMB)

	As at 31 December 2013 Million	As at 31 December 2012 Million
Total assets less current liabilities brought forward	796,479	754,313

Non-current liabilities
Interest-bearing borrowings	(4,989)	(28,619)
Deferred revenue, excluding current portion	(662)	(334)
Deferred tax liabilities	(104)	(51)

	(5,755)	(29,004)

NET ASSETS	790,724	725,309

CAPITAL AND RESERVES
Share capital	2,142	2,142
Reserves	786,631	721,305

Total equity attributable to equity shareholders of the Company	788,773	723,447
Non-controlling interests	1,951	1,862

TOTAL EQUITY	790,724	725,309

Notes:

1.	Basis of preparation

The Group’s financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs as it relates to the Group’s financial statements. The financial statements also comply with HKFRSs, the requirements of the Hong Kong Companies Ordinance, and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”).

2.	Segment reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) in order to allocate resources and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the years presented, the Group as a whole is an operating segment since the Group is only engaged in mobile telecommunications and related businesses. No Group’s geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

3.	Changes in accounting policies

There are certain new and amended IFRS/HKFRS effective for accounting periods beginning on or after 1 January 2013. These developments have had no material impact on the Group’s financial statements except for certain additional required disclosures upon the adoption of IFRS/HKFRS 12 “Disclosure of Interest in Other Entities” and IFRS/HKFRS 13 “Fair Value Measurement”.

Apart from the above, the Group has early adopted amendment to IAS/HKAS 36, “Impairment of assets”, on the recoverable amount disclosures for non-financial assets in 2013. This early adoption has simplified certain disclosures in relation to the impairment of non-financial assets. The Group did not apply any other amendments, new standards or interpretation that is not yet effective for the current accounting year.

4.	Operating revenue (Turnover)

	2013 Million	2012 Million
Revenue from telecommunications services
Voice services	355,686	368,025
Data services	206,886	166,348
Others	28,239	26,040

	590,811	560,413
Revenue from sales of products and others	39,366	21,422

	630,177	581,835

Prior to 2013, the sales of products were incidental to the Group’s telecommunications services. In 2013, the Group’s sales of products have become more than incidental as a result of business development and accordingly, the Group presents the revenue from sales of products and related cost of products sold separately and the comparative figures have been presented on the same basis. Such change in presentation had no impact on reported profit or net assets for any of the years presented.

5.	Other operating expenses

	2013 Million	2012 Million
Maintenance	46,059	39,184
Impairment loss of doubtful accounts	5,084	4,504
Write-down of inventories	202	313
Amortization of other intangible assets	78	68
Operating lease charges	14,592	12,752
(Gain)/loss on disposal of property, plant and equipment	(3)	1
Write-off of property, plant and equipment	2,074	2,818
Auditors’ remuneration	92	101
Others (Note)	89,353	80,531

	157,531	140,272

Notes:	Others consist of office expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges, consultancy and professional fees, consumables and supplies, labour service expenses and other miscellaneous expenses.

6.	Taxation

Taxation in the consolidated statement of comprehensive income represents:

	Note	2013 Million	2012 Million
Current tax
Provision for Hong Kong profits tax on the estimated assessable profits for the year	(i)	167	191
Provision for the PRC enterprise income tax on the estimated taxable profits for the year	(ii)	40,412	44,325

		40,579	44,516

Deferred tax
Origination and reversal of temporary differences	(iii)	(3,803)	(2,597)

		36,776	41,919

(i)	The provision for Hong Kong profits tax is calculated at 16.5% (2012: 16.5%) of the estimated assessable profits for the year ended 31 December 2013.

(ii)	The provision for the People’s Republic of China (the “PRC”) enterprise income tax is based on the statutory rate of 25% (2012: 25%) on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended 31 December 2013. Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (2012: 15%).

(iii)	Deferred taxes of the Group are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.

(iv)	On 22 April 2009, the PRC State Administration of Taxation (“SAT”) issued the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (“2009 Notice”). The Company is qualified as a PRC offshore-registered resident enterprise for purposes of the 2009 Notice. In accordance with the 2009 Notice and the PRC enterprise income tax law, the dividend income of the Company from its subsidiaries in the PRC is exempt from PRC enterprise income tax.

7.	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB121,692,000,000 (2012: RMB129,274,000,000) and the weighted average number of 20,101,232,387 shares (2012: 20,090,824,422 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2013 Number of shares	2012 Number of shares
Issued shares as at 1 January	20,100,340,600	20,072,065,571
Effect of share options exercised	891,787	18,758,851

Weighted average number of shares as at 31 December	20,101,232,387	20,090,824,422

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB121,692,000,000 (2012: RMB129,274,000,000) and the weighted average number of 20,343,120,320 shares (2012: 20,341,515,930 shares), calculated as follows:

Weighted average number of shares (diluted)

	2013 Number of shares	2012 Number of shares
Weighted average number of shares as at 31 December	20,101,232,387	20,090,824,422
Dilutive equivalent shares arising from share options	241,887,933	250,691,508

Weighted average number of shares (diluted) as at 31 December	20,343,120,320	20,341,515,930

8.	Dividends

Dividends attributable to the year:

	2013 Million	2012 Million
Ordinary interim dividend declared and paid of
HK$1.696 (equivalent to approximately RMB1.351) (2012:
HK$1.633 (equivalent to approximately RMB1.331)) per share	27,031	26,842
Ordinary final dividend proposed after the balance sheet date of
HK$1.615 (equivalent to approximately RMB1.270) (2012:
HK$1.778 (equivalent to approximately RMB1.442)) per share	25,644	28,979

	52,675	55,821

The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1 = RMB0.78623, being the rate announced by the State Administration of Foreign Exchange in the PRC on 31 December 2013. As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 31 December 2013.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as of the record date for such dividend, and who were not individuals.

9.	Accounts receivable

Aging analysis of accounts receivable, net of allowance for impairment loss for doubtful accounts is as follows:

	As at 31 December 2013 Million	As at 31 December 2012 Million
Within 30 days	8,316	7,696
31 – 60 days	2,137	1,606
61 – 90 days	1,149	882
Over 90 days	2,305	1,538

	13,907	11,722

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Accounts receivable from the provision of telecommunications services to customers are mainly due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable over 90 days is mainly due to receivables arising from other telecommunications operators and certain corporate customers that are within credit periods.

Accounts receivable are expected to be recovered within one year.

10.	Accounts payable

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As at 31 December 2013 Million	As at 31 December 2012 Million
Due within 1 month or on demand	140,397	102,676
Due after 1 month but within 3 months	13,449	6,847
Due after 3 months but within 6 months	6,492	5,554
Due after 6 months but within 9 months	5,294	4,176
Due after 9 months but within 12 months	7,525	4,643

	173,157	123,896

All of the accounts payable are expected to be settled within one year or are repayable on demand.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the audited financial statements for the year ended 31 December 2013.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

Throughout the financial year ended 31 December 2013, the Company has complied with all the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year ended 31 December 2013.

ANNUAL GENERAL MEETING

The 2014 annual general meeting of the Company (the “2014 AGM”) will be held in the Conference Room, Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong on Thursday, 22 May 2014 at 10 a.m. The notice of the 2014 AGM, the accompanying circular and the proxy form will be despatched to shareholders in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed during the following periods:

i.	from Monday, 19 May 2014 to Thursday, 22 May 2014 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to attend and vote at the 2014 AGM. In order to be eligible to attend and vote at the 2014 AGM, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 16 May 2014; and

ii.	from Thursday, 29 May 2014 to Tuesday, 3 June 2014 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to the 2013 Final Dividend. In order to qualify for the 2013 Final Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Wednesday, 28 May 2014.

Subject to the approval by shareholders at the 2014 AGM, the 2013 Final Dividend will be paid on or about 23 June 2014 to those shareholders on the register of members on 3 June 2014 (the “Record Date”).

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10% enterprise income tax when it distributes the 2013 Final Dividend to its non- resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2013 Final Dividend after deducting an enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2013 Final Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend that it is entitled at or before 4:30 p.m. on Wednesday, 28 May 2014.

PUBLICATION OF ANNUAL REPORT ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

The annual report for the year ended 31 December 2013 will be published on the HKExnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk in due course.

The consolidated financial information set out above does not constitute the Company’s statutory financial statements for the year ended 31 December 2013 but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2013, which contain an unqualified auditors report, will be delivered to the Registrar of Companies as well as made available on the Company’s website at http://www.chinamobileltd.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward- looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

PROPOSED ADOPTION OF NEW

ARTICLES OF ASSOCIATION

The board of directors (the “Board”) of China Mobile Limited (the “Company”) announces that it proposes to put forward to shareholders for approval a special resolution to adopt new Articles of Association of the Company (“New Articles of Association”) in substitution for and to the exclusion to the existing Articles of Association of the Company in order to, among other things, reflect certain changes and corporate governance measures under the new Companies Ordinance (Cap 622 of the Laws of Hong Kong) which came into effect on 3 March 2014. Such proposal to adopt the New Articles of Association of the Company is subject to shareholders’ approval at the Annual General Meeting of the Company to be held on 22 May 2014.

A circular setting out details of the above proposal and a notice of the Annual General Meeting will be despatched to shareholders together with the 2013 Annual Report.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 20 March 2014

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

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Exhibit 3.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

CLOSURE OF REGISTER OF MEMBERS

AND ANNOUNCEMENT IN RELATION TO THE WITHHOLDING AND

PAYMENT OF ENTERPRISE INCOME TAX FOR

NON-RESIDENT ENTERPRISES IN RESPECT OF

THE PROPOSED 2013 FINAL DIVIDEND

Reference is made to the 2013 annual results announcement of China Mobile Limited (the “Company”) published on 20 March 2014. The board of directors of the Company (the “Board”) proposed to pay a final dividend of HK$1.615 for the financial year ended 31 December 2013 (the “2013 Final Dividend”). The 2013 Final Dividend is subject to shareholders’ approval at the annual general meeting of the Company to be held on Thursday, 22 May 2014 (the “2014 AGM”). The notice of the 2014 AGM, the accompanying circular and the proxy form will be despatched to shareholders in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement constitutes a notice pursuant to section 632 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong).

CLOSURE OF REGISTER OF MEMBERS

Notice is hereby given that the register of members of the Company will be closed during the following periods:

i.	from Monday, 19 May 2014 to Thursday, 22 May 2014 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to attend and vote at the 2014 AGM. In order to be eligible to attend and vote at the 2014 AGM, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 16 May 2014; and

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ii.	from Thursday, 29 May 2014 to Tuesday, 3 June 2014 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to the 2013 Final Dividend. In order to qualify for the 2013 Final Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Wednesday, 28 May 2014.

Subject to the approval by shareholders at the 2014 AGM, the 2013 Final Dividend will be paid on or about 23 June 2014 to those shareholders on the register of members on 3 June 2014 (the “Record Date”).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISE IN RESPECT OF THE 2013 FINAL DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10% enterprise income tax when it distributes the 2013 Final Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2013 Final Dividend after deducting an enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2013 Final Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend that it is entitled at or before 4:30 p.m. on Wednesday, 28 May 2014.

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Investors should read this announcement carefully. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 20 March 2014

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

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